Office of Corporate Staff Counsel	Merck & Co., Inc. One Merck Drive P.O. Box 100, WS 3B-35 Whitehouse Station NJ 08889-0100 Tel 908 423 1000 Fax 908 423 3352
October 26, 2007
Tim Buchmiller, Esq.
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Buchmiller:
Your letter of September 26, 2007 regarding the Definitive Proxy Statement of Merck & Co., Inc. (“Merck” or the “Company”) filed March 12, 2007 (the “Filing”) has been referred to me for response.
We appreciate that your letter is intended to assist Merck in complying with the SEC’s new disclosure requirements for executive compensation and to enhance the overall disclosure in our filings. To the extent your letter indicates you desire additional information with respect to the Filing, we have provided the additional information. In the remaining cases, we have indicated how we intend to respond in future filings, assuming no changes in the Company’s plans, programs or individuals named in the Summary Compensation Table (“Named Executive Officers”).
Your letter asks the Company to acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tim Buchmiller, Esq.
October 26, 2007

We acknowledge the foregoing to the extent it accurately reflects the Company’s obligation under current law, without waiving any lawful objections or affirmative defenses the Company may have or hereafter assert.
To assist your review, we have organized our response in the same fashion as your letter, repeating your comments for ease of reference. Except as otherwise defined in this letter, defined terms are defined in the Filing.
Relationships with Outside Firms, page 13
1. Please describe the standards to be applied pursuant to your policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Refer to Item 404(b)(1)(ii) of Regulation S-K.
Company Response. In future filings, the Company will note that it enters into Related Person transactions only if it has been determined that the transaction is reasonable and fair to the Company, and that these transactions are subject to Board approval or ratification. We also will note that annually, each Director and Executive Officer of Merck completes and submits to the Company a Director and Officer Questionnaire (“D&O Questionnaire”). The D&O Questionnaire requests, among other things, information regarding whether any Director, Executive Officer or their immediate family members had an interest in any transaction, or proposed transaction, with Merck, or has a relationship with a company which had or proposes to enter into such a transaction.
We will further note that after review of the D&O Questionnaires by the Office of the Secretary, the responses are collected, summarized and distributed to responsible areas within the Company to identify any potential transactions. All relevant relationships and any transactions, along with payables and receivables, are compiled for each person and affiliation. Management submits a report of the affiliations, relationships, transactions and appropriate supplemental information to the Board’s Committee on Corporate Governance (the “COCG”), which is comprised of independent directors, for its review. The COCG reviews the report for director independence determination and whether any identified transaction is a Related Person Transaction for proxy disclosure purposes. The COCG then reports its findings with recommended action to the full Board.
Compensation Discussion and Analysis, page 20
2. You disclose that base salaries for executive officers are targeted at the 50th percentile compared to the Peer Companies and that long-term incentives are granted to executive officers with reference to the levels of total direct compensation (total cash compensation, plus the value of the long-term incentives) of executives at the Peer Companies. Please disclose where actual amounts paid under each element of benchmarked compensation actually fell within the targeted parameters. To the extent actual compensation fell outside of a targeted percentile range, please discuss why.

Tim Buchmiller, Esq.
October 26, 2007

Company Response. The Compensation Discussion and Analysis beginning on page 20 of the Filing (“CD&A”) disclosed that base salaries are targeted at the 50th percentile compared to the Peer Companies. Base salary is the only targeted parameter referenced in the Filing. In future years, if applicable, we will note where actual amounts paid fell within that targeted parameter and, if applicable, the reason actual amounts did not fall within the parameter.
If the disclosure were made in the Filing, we would have noted that no base salary was more than 15 percent above the targeted range. Mr. Loescher’s compensation, which was less than 15 percent above the targeted range, was established pursuant to negotiations in connection with his commencement of employment in May of 2006 rather than the normal compensation process. Mr. Loescher’s compensation reflected his compensation prior to joining Merck and market data for similar positions in the pharmaceutical industry at the time he joined Merck.
In future filings, if applicable, we will clarify that while Long Term Incentives (“LTI”) are made with reference to total direct compensation of executives at the Peer Companies, the comparison is not intended to achieve a precise percentile in any given year. Rather, the Compensation and Benefits Committee of the Board (the “Committee”) generally compares LTI grants for Named Executive Officers to their peers outside of the Company based on the Committee’s view of what is required to attract, retain and motivate our top executives over the long term.
3. Please disclose how the applicable elements of your compensation packages are structured and implemented to reflect the individual performance of your named executive officers. Also, include a discussion and analysis of the individual performance objectives that are established each year for your named executive officers and reflected in the Personal Performance Grids. Your disclosure should address the elements of individual performance, both quantitative and qualitative, that are included in the PPGs and should discuss how the Compensation Committee evaluates whether those objectives have been achieved. Please also discuss how the achievement of those objectives translated into the specific compensation awards for your named executive officers. Refer to Item 402(b)(2)(vii) of Regulation S-K.
Company Response. In response to your comment, in future filings we will more clearly set forth how direct compensation reflects individual performance of our Named Executive Officers. As it relates to LTI grants, the information provided in response to Question 9 will be provided.
With respect to Executive Incentive Plan (“EIP”) awards for 2006, if the disclosure were made in the Filing, we would have noted that the CEO’s Personal Performance Grid (“PPG”) was established at the beginning of 2006 with the Committee, and was divided among the following metrics: Operating Performance (35 percent); Strategic Performance (35 percent); Recruiting/Leadership (15 percent); and Leadership Development Effectiveness (15 percent). Based on its evaluation of his performance against these metrics, the Committee determined Mr. Clark exceeded target performance, and awarded him an actual EIP of $1,800,000 (as compared to his Target EIP Award, adjusted for Company Scorecard Result, of $1,486,260).

Tim Buchmiller, Esq.
October 26, 2007

In future filings, we will also note, to the extent they are material, that the CEO’s recommendations to the Committee for EIP awards for the Named Executive Officers take into account the individual accomplishments for each as measured against his or her PPG. If the disclosure were made in the Filing, we would have noted that each of the Named Executive Officers is rated on between four and 12 different measures, which varied by area of influence within the Company. Some of the material metrics included:
•	Leadership Assessment and Implementation,

•	Finance and Strategy;

•	Contribution to Merck’s Plan to Win;

•	Regulatory Approvals and Submissions; and

•	Oversight of Joint Ventures.
The CEO measured each Named Executive Officer against his or her PPG and determined that all were slightly above their targets, and therefore all EIP awards were adjusted accordingly as measured against the respective Target EIP Award, adjusted for Company Scorecard Result. The Committee approved the CEO’s recommended EIP awards.
4. You disclose on page 15 that the Compensation Committee engages Mercer Human Resource Consulting to advise the Committee on relevant executive pay and related issues. Please disclose the nature and scope of the consultant’s assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K. Please also disclose how the Committee utilized the compensation consultant in determining compensation policies or in establishing specific forms and amounts of compensation for your named executive officers.
Company Response. The Committee engages Mercer Human Resource Consulting (“Mercer”) to serve as an objective, outside consultant on issues related to executive compensation.
In response to your comment, the Company proposes to include additional disclosure, to the extent applicable, in its future filings. If this additional disclosure were to have been made in the Filing, the Company would also have disclosed that Mercer reports to the Committee and consults directly with the Committee Chair as requested. Mercer provides input in advance of the meeting during which the Committee discusses and approves officer compensation. Mercer typically attends Committee meetings when the compensation of Named Executive Officers is scheduled to be discussed. All of the decisions with respect to determining the amount or form of executive compensation under the Company’s executive compensation programs are made by the Committee and may reflect factors and considerations other than the information and advice provided by Mercer. The Committee has the sole authority to continue or terminate its relationship with Mercer.
5. Please clarify how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation

Tim Buchmiller, Esq.
October 26, 2007

program. The Compensation Discussion and Analysis should explain and place in context how and why determinations with respect to one element may or may not have influenced the Compensation Committee’s decisions with respect to other allocated or contemplated awards. Refer to Item 402(b)(1)(vi) of Regulation S-K.
Company Response. As the Filing noted, different elements of Merck’s compensation program are designed to engender different behaviors.
•	Base salary is designed to attract and retain employees over time.

•	Long-Term Incentives—stock options, performance stock units (“PSUs”) and restricted stock units (“RSUs”) focus executives’ efforts on the behaviors within the recipients’ control that the Committee believes are necessary to ensure the long-term success of the Company, as reflected in increases to the Company’s stock prices over a period of several years, growth in its earnings per share and other elements.

•	Annual cash awards under the EIP are designed to focus employees on the objectives listed in the Company Scorecard for a particular year, the important divisional goals for division heads, and individual objectives set at the start of the year in connection with their PPGs.
As each of the elements has a unique purpose, in future filings, if applicable, we will clarify that determinations with respect to one element generally do not influence the decision with respect to the other awards.
6. Please disclose how the arrangements described under “Separation,” Individual Agreements” and “Change in Control” fit into your overall compensation objectives and strategy and affect the decisions you made regarding other compensation elements.
Company Response. In future filings, if applicable, we will note that separation, individual agreements and Change in Control plans, like all of Merck’s compensation and benefits for its Named Executive Officers, fit into Merck’s overall compensation structure by enhancing the Company’s need to attract, retain and motivate the highly talented individuals who will engage in the behaviors necessary to enable the Company to succeed in its mission while upholding our values in a highly competitive marketplace.
•	The Separation Benefits Plan also provides benefits to ease an employee’s transition due to an unexpected employment termination by the Company due to on-going changes in the Company’s employment needs.

•	The Change in Control Separation Benefits Plan encourages employees to remain focused on the Company’s business in the event of rumored or actual fundamental corporate changes.

•	Individually designed agreements fill in gaps for individual issues that are recognized by the Company in attracting, retaining or eliminating employees who face special circumstances, and generally are represented by counsel.
The primary focus of all of the foregoing is generally on termination of employment. As such, their value arises in the context of an imminent termination of employment. They do not

Tim Buchmiller, Esq.
October 26, 2007

generally enhance an employee’s current income, and therefore are independent of the direct compensation decisions made by the Committee from year to year.
The exception to the foregoing is that some employment agreements are entered into to encourage an employee to commence employment (or, more rarely, to continue employment after the employee has expressed a desire to leave). In that case, the Company may provide assurances of the amount of future compensation, such as was done in the case of Mr. Loescher, whose employment commenced in 2006 and who was promised a minimum nonequity incentive plan award in respect of his first year of service.
EIP Awards, page 23
7. Please disclose the quantitative and qualitative company performance objectives, as reflected in the company scorecard, that will factor into the determination of your named executive officers incentive awards for 2007. You should also disclose how your incentive awards are specifically structured around such performance objectives. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of the performance objectives is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the company to achieve the company performance objectives or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
Company Response. In response to your comment and as clarified in our recent conversations, in future Filings we will note any changes in EIP targets for the Named Executive Officers that have been made that will apply to the then current fiscal year. In addition, if the Committee has made fundamental changes to the Company Scorecard as compared to the prior fiscal year, we will also include summary of that information in substantially the same format that we use for description of the prior year’s Company scorecard. In absence of such changes, in future Filings we will note that the Committee has not made any fundamental changes as of that date and will describe any material changes that would affect a fair understanding of the Company’s ongoing EIP Awards.
8. You disclose in the table on page 24 that the target EIP awards are set as a percentage of the annual base salary for each named executive officer, ranging from 95% to 115%. Please disclose how the Compensation Committee determined the applicable percentage for each named executive officer and the reasons why those percentages vary among your named executive officers.

Tim Buchmiller, Esq.
October 26, 2007

Company Response. In future filings, if applicable, we will note that Named Executive Officers are assigned to compensation levels based on market and job scope data. Each level has a unique target EIP awards percentage, with the most senior executives who have more impact on the Company having the largest target (115%) and less senior executives having lower targets (95% among the Named Executive Officers). The Committee annually reviews officer compensation relative to the external market and to ensure appropriate internal comparison. Although these reviews occur annually, incentive targets within a band are adjusted (up or down) only if there appears to be a sustained discrepancy between Merck targets and the market.
Long-Term Incentives, page 25
9. Although we note your disclosure regarding general policies relating to your long-term equity compensation, please include a more detailed discussion that not only sets forth the actual amounts awarded under these components of compensation but also provides substantive analysis and insight into how the Compensation Committee determined the actual award amounts for the named executive officers. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options and share units that were awarded to your named executive officers and how and why those awards varied among the named executive officers.
Company Response. The actual amounts of long-term equity compensation awards made in 2006 are set forth in detail in the following required tables:
•	Columns (e) and (f) of the Summary Compensation Table for Fiscal Year Ended December 31, 2006;

•	The Grants of Plan Based Awards for Fiscal Year End December 31, 2006; and

•	The Outstanding Equity Awards at Fiscal Year-End December 31, 2006.
In response to your comment, in future filings, if applicable, we will note the guidelines for determining the number of options that were granted to Named Executive Officers. For example, if the disclosure had been made in the Filing, we would have noted that the Company uses a fixed-share approach in determining LTI grant guidelines denominated in stock options, associated with each executive band level. Each level has a unique target, with the most senior executives who have more impact on the Company having the largest target and less senior executives having lower targets (as shown below). The Named Executive Officers target LTI amounts in 2006 were:
•	Mr. Clark - 600,000 (the equivalent of 600,000 were granted)

•	Dr. Kim - 240,000 (equivalent of 288,000 were granted)

•	Mr. Loescher – no target applied because his grants were subject to negotiations incident to his employment.

•	Mr. Anstice - 156,000 (equivalent of 150,000 were granted)

•	Ms. Lewent - 156,000 (equivalent of 150,000 were granted)

Tim Buchmiller, Esq.
October 26, 2007

As the Filing notes in detail, PSUs account for 30 percent of the value, and RSUs provide 30 percent of the value if elected by executives other than Mr. Clark, who is granted RSUs or options in the Committee’s discretion. For 2006, as noted in the Filing, PSUs and RSUs were valued at a 4-to-1 ratio; that is, one PSU or RSU substituted for four options.
In determining how much of the targeted guideline to grant, the Committee exercised discretion (in the cases of Dr. Kim, Mr. Anstice and Ms. Lewent) after considering criteria such as the Named Executive Officers’ future potential, sustained performance, and special contributions.
Change in Control, page 54
10. You disclose that participants in the Change in Control Plan, including the named executive officers, would receive cash severance pay equal to three times the sum of his or her base salary plus target bonus amounts, continued benefits for a three year period, and enhanced supplemental retirement benefits determined by increasing age and credited service by three years. Please discuss and analyze how these terms were determined and why the company agreed to the specified terms.
Company Response. In future filings, if applicable, the Company will note that Participants in the Change in Control Plan include the Named Executive Officers as well as certain other senior managers. As the Filing explains, with respect to the Named Executive Officers, Change in Control payments and benefits differ somewhat from your summary as follows:
•	Cash severance pay equal to three (or a lesser number equal to the number of full and fractional years between the date of the change in control and the Named Executive Officer’s 65th birthday) times the sum of his or her base salary plus target bonus amount.

•	Pro rata annual cash bonus at target levels, paid in a lump sum at termination.

•	Continued medical, dental and life insurance benefits at active-employee rates for a period of three years, but not beyond the Named Executive Officer’s 65th birthday. These benefits are reduced by benefits obtained from a subsequent employer and are not available to the extent the Named Executive Officer is eligible for the same benefit as a retiree.

•	Enhanced supplemental retirement benefits determined by increasing both the Named Executive Officer’s age and credited service by three (but not more than he or she would have earned if employment continued until age 65) and then calculating benefits under the Supplemental Retirement Plan.

•	If the Named Executive Officer would attain specified age and service levels within two years following the change in control, then he or she is entitled to subsidized and/or unreduced pension benefits upon commencement of pension benefits in accordance with plan terms after his or her termination of employment. In addition, if the Named Executive Officer would attain specified age and service levels within two years following the change in control, then he or she is entitled to be treated as a retiree under the Company’s medical, dental and life insurance plans immediately upon his or her termination of employment.

•	Continued financial planning benefits and outplacement benefits.

Tim Buchmiller, Esq.
October 26, 2007

In response to your comment, in future filings we will note that in designing the Change in Control Plan, the Company was guided by the same three guiding principles that led to its adoption of so-called “single” trigger treatment for equity vehicles.
•	Be consistent with current market practice among pharmaceutical peers.
o	The Company determined that each of the treatment of salary plus target bonus amounts, continued benefits for a three year period, and enhanced supplemental retirement benefits described above was consistent with all but one of the Peer companies (as defined in the Filing) and general industry (based on 350 large U.S. companies), for a company’s most senior executives. Lower multiples apply to less senior executives who are not discussed in the Summary Compensation Table.
•	Keep employees relatively whole for a reasonable period but avoid creating a “windfall.”
o	Limiting the amount of the multiple and benefits for employees who would mandatorily retire at age 65 was consistent with market practice for companies that have such policies, and avoids providing a windfall to the employees. Similarly, medical, dental and life insurance benefits are reduced by benefits obtained from a subsequent employer to prevent a windfall to employees.
•	Support the compelling business need to retain key employees during uncertain times.
o	Each of the Change in Control Plan benefits are intended to work together as a retention device during change in control discussions, especially for more senior executives, in a marketplace where similar benefits are common.
Please feel free to contact me directly if you wish to discuss any of the above items. My phone number is 908 423 5671 and my email address is bruce_ellis@merck.com.
Sincerely,
Bruce Ellis
Counsel,
Employee Benefits and Executive Compensation

Cc:	Richard T. Clark Bruce Kuhlik